SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For immediate release
November 8, 2004

The Credicard Group Announces Agreement to Restructure Partnership

São Paulo -- Today the owners of the Credicard Group, Banco Itaú (Itaú), Citibank Brazil (Citibank), and Unibanco, jointly announced an agreement to restructure ownership of the joint venture to reflect the parties' individual and collective business development plans.

Under this agreement:

  Citibank and Itaú will each increase their ownership in Credicard, the card issuing business, from 33 percent to 50 percent by acquiring all of Unibanco's interest in Credicard. The parties confirmed that this agreement is not expected to affect Credicard's relationships with employees or customers. Cardholders will continue to use their cards as they do today and can expect the same high level of service that they rely on from Credicard;

  Itaú will increase its ownership in Orbitall, the card processing and servicing business, to 100 percent by acquiring all of Citibank's and Unibanco's shares. Itaú confirmed that this agreement is not expected to affect Orbitall's relationships with employees or customers. Credicard will continue to maintain its card processing and servicing at Orbitall;

  Redecard, the merchant acquiring business, will maintain its current ownership structure, with Citibank, Itau and Unibanco each owning 32 percent, and MasterCard owning 4 percent. The companies confirmed that this agreement is not expected to affect Redecard's relationships with employees or merchants.

Credicard and Orbitall are valued together at R$ 4.8 billion / US$ 1.54 billion as of June 30, 2004. The agreement is subject to approval by the relevant authorities and is expected to close by the end of 2004.

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About Banco Itaú Holding Financeira:

Banco Itaú Holding Financeira S.A. is one of the largest privately-owned banks in Brazil. It has a market capitalization of R$ 30.5 billion (on June 30th, 2004), the highest value of any bank traded on the Brazilian stock market. It owns Banco Itaú which attends individuals and companies through its network of branches and platforms, and Banco Itaú BBA, specialized in large corporate clients. It has more than 3,000 attendance points and more than 20,000 ATMs, the largest private network of multi-functional equipments in Brazil.

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About Citigroup:

Citigroup (NYSE symbol: C), the preeminent global financial services company has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage, and asset management. Major brand names under Citigroup's trademark red umbrella include Citibank, CitiFinancial, Primerica, Smith Barney, Banamex, and Travelers Life and Annuity.

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About Unibanco:

Established in 1924, Unibanco (NYSE: UBB) is the oldest and one of the largest private sector banks in Brazil. It provides a wide range of financial products and services to a diversified individual and corporate customer base. Unibanco's activities comprise Retail, Wholesale, Insurance and Wealth Management, enjoying a solid market position in each of them. Unibanco has a leading position in the credit card and private label business, with a portfolio in excess of 17 million credit and private label cards and owns Fininvest, the leading consumer finance company in Brazil.

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Media Contacts:

Banco Itau:
Paulo Marinho
55 11 5019-8880/8881
imprensa@itau.com.br

Citigroup:
Henrique Szapiro (Brazil)	Lula Rodriquez (International)
55 11 5576 1717	305 347 1444
henrique.szapiro@citigroup.com	lula.rodriquez@citigroup.com
Unibanco:
Valerie Cadier Adem	Cesar Augusto
55 11 3097 4520	55 11 3097 1391
valerie.adem@unibanco.com.br	cesar.augusto@unibanco.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 8, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.